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                                                                      EXHIBIT 21


NEWS RELEASE                                         (INTEROIL CORPORATION LOGO)


                   INTEROIL ANNOUNCES FILING OF YEAR-END 2003
                                FINANCIAL RESULT

         APRIL 28, 2004 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announced today that its Annual Report together with the Audited Financial Statements and accompanying notes for the year ended December 31, 2003 and related Management Discussion and Analysis ("MD&A") has been filed with the relevant Canadian securities regulatory authorities.

         InterOil has also filed a Statement of Reserves Data and other Oil and Gas Information circular, pursuant to National Instrument 51-101 of the Canadian Securities Management.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, (ASX) in CHESS Depositary Interests (CDI), in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                              AUSTRALASIA
-------------                                                              -----------
Gary M Duvall                           Lisa Elliott                       Anesti Dermedgoglou
V.P., Corporate Development             V.P., IR Counsel                   V.P., Investor Relations
InterOil Corporation                    DRG&E                              InterOil Corporation
gary.duvall@interoil.com                lelliott@drg-e.com                 anesti@interoil.com
Houston, TX USA                         Houston, TX USA                    Cairns, Qld Australia
Phone: +1 281 292 1800                  Phone: +1 713 529 6600             Phone: +617 4046 4600


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                              CAUTIONARY STATEMENT


This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.